                    SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM 6-K

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             For November 18, 2002

                      Distribution and Service D&S, Inc.
                 ---------------------------------------------
                (Translation of registrant's name into English)

                 Avenida Presidente Eduardo Frei Montalva 8301
                 ---------------------------------------------
                                   Quilicura
                              ------------------
                                   Santiago
                              ------------------
                                     Chile
                              ------------------
                   (Address of principal executive offices)

                         Form 20-F  X   Form 40-F X

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                               Yes __  No  X
`

November 2002                       Distribucion y Servicio D&S S.A. [D&S Logo]

III Quarter 2002 Results

Contents

I.   Highlights and Complementary Information
II.  Comments from the CEO
III. Analysis of Results
IV.  Sales and Other Indicators
V.   Additional Information
VI.  FECU

I. Highlights

Increase of gross income
During the third quarter 2002 the Company presents a 10.3% increase in gross income, which amounted to US$78.7 million, corresponding to a 23.9% of net revenues. This is a result of the policies implemented by the Company in order to increase gross income margin by means of Category Management, negotiations with suppliers, development of non-food areas and private labels and the cancelation of some practices such as wholesale of items included in promotions.

Opening of new stores
During the third quarter, the Company opened two new stores in regions: Ekono
Miraflores supermarket in the city of Vina del Mar (September 12, 1,408 sq.
m.) and one Lider hypermarket in the city of Rancagua (September 17, 7,336
sq.m.). Thus, at September 30 of the current year, five new Lider hypermarkets and one Ekono supermarket have been opened in regions, and six Ekono supermarkets have been transformed into Lider Vecino hypermarkets in Santiago, with a total increase of 36,551 sq.m. of sales area. These openings and transformations are consistent with the Company's strategy to increase national coverage by expanding into regions.

                    For further information, please contact:

[photo]                      [photo]                     [photo]
Nicolas Ibanez S.            Miguel Nunez S.             Loreto Bradford V.
CEO                          CFO                         Investor Relations
nibanez@dys.cl               mnunez@dys.cl               lbradford@dys.cl
(56 - 2) 200 5201            (56 - 2) 200 5735           (56 - 2) 200 5363

Figures in this report are expressed in US$ Millions, drawn from figures in
Chilean pesos restated by the CPI at September 30, 2002 and converted into dollars using the observed exchange rate for the same date (1US$=Ch$ 748.73).

I.1. Complementary Information

Material Event: Registration of Line of Commercial Papers ("Efectos de
Comercio")

On August 27, 2002 the Board of Distribucion y Servicio D&S S.A. ("D&S"), during a regular meeting, approved to proceed with the filing of a request before that
Superintendency for the registration of a line of commercial papers with the following main features:

a)   Maximum fixed amount of the line: 2,150,000 unidades de fomento.
b)   Duration term of the line: 10 years.
c)   Type of commercial papers: promissory notes.

In the same meeting, the Board also conferred authority on Messrs. Nicolas
Ibanez Scott, Miguel Nunez Sfeir and Jose Ricardo Mendoza Vivanco, empowering them to, acting individually any one of them on behalf of the company, among other matters: i) determine all other specific characteristics of the line and the commercial papers that will be issued, such as if the issue will be materialized or not, if the papers shall be nominative, to the order or the bearer, the series, cuts and currency of each issue, the duration term of each issue, any applicable extraordinary amortizations and renewals, specific guarantees that shall be granted, rules on the replacement and exchange of documents, the timing and amount of each issue against the line that will be registered, monetary adjustment and interest of each issue, and, in general, any other matter relating to the line of commercial papers which registration will be requested and the commercial papers that shall be issued against it which has not been decided by the Board; ii) represent the company in the retention of all legal and financial advisors, of capital markets intermediaries and of securities deposit and custody private entities which are required for the referred registration and issuing; and iii) represent the company in all filings, actions and proceedings related to the registration of the line of commercial papers and the issue of the corresponding securities, including but not limited to powers to represent it before that
Superintendency and risk rating agencies.

As of this date, no new developments have taken place in connection to this matter.

II. Comments from the CEO

Sales
During the third quarter 2002 same store sales decreased by 4.0% and total sales increased by 5.7% in comparison with the same period of 2001. These figures evidence the stagnant economic conditions affecting the country, with low consumption levels and high unemployment rates (9.7% countrywide in
September 2002). Sales for the quarter, in particular during the month of
September, were also affected by the National Holidays on Wednesday 18th and
Thursday 19th, which implied that for most of the population the following
Friday was also a holiday, and in many cases some families took the whole week off. Despite September sales, the Company performance in terms of sales is still above that of the supermarket industry, which records a 2.9% drop in same store sales as of September 30 of the current year, whereas D&S shows a
0.5% same store sales increase in the same period.

Gross Income, Operating Income and EBITDA
The policies implemented by the company in order to improve gross income margin by means of Category Management, negotiations with suppliers, further development of non-food areas and private labels, and the suspension of practices such as wholesale of items included in promotions resulted in a
10.3% increase of gross income, which amounted to US$78.7 million, representing a 23.9% of net revenues. However, recurring operating expenses present a 23.2% increase over the same period the former year, exceeding growth rates of total revenues and gross income. The increase in operating expenses - resulting from our aggressive expansion program - had a negative impact on the Company operating income and EBITDA, which decreased by 8.5% and
2.5%, respectively, in comparison with former year results.

Financial Structure
As of September 30, 2002, the debt/shareholder's equity ratio is 0.85 times and the Company records financial debt in the amount of US$343.3 million, all
Chilean pesos denominated, with no relevant obligations in US dollars. Of the total debt, 49.7% corresponds to short-term obligations.

New Store Openings
During the third quarter the Company opened a new Ekono Supermarket
(Miraflores) in the city of Vina del Mar, V Region (September 12) and one
Lider hypermarket in Rancagua, VI Region (September 17). In sum, at September
30, 2002, 5 new Lider hypermarkets and one Ekono supermarket have been opened in Regions, and 6 Ekono supermarkets have been transformed into Lider Vecino hypermarkets in Santiago. Additionally, as of the date of this report, a new
Lider Vecino has been opened in the city of Los Angeles, VIII Region (October
25), with 3,643 sq.m. of sales area.

CAPEX
As of September 30 of the current year, in accordance with the expansion program approved by the Board, the Company has made investments in the amount of US$72.0 million. The company expects to complete the expansion program for
2002 within the US$100 million budget agreed upon by the Board.

Priorities
Even though our priorities continue to be increasing our national coverage, grow in our core business and promote further development in our non-traditional business areas, thus increasing our share in family spending
(share of wallet); our daily operations are mainly focused in improving efficiency standards within the Company for higher profitability and returns of our businesses.

III. Income Statement Third Quarter 2002

Net revenues for the third quarter 2002 totaled US$329.7 million, representing a
6.3% increase compared to the same period of 2001. This increase is attributed to a 5.6% total sales increase entirely contributed by new stores, along with an
11.7% increase in other revenues. Same store sales, on the other hand, dropped by 4.0% in the quarter in comparison with the same period the former year. This drop is due to the sustained economic contraction and persistently low consumption levels resulting from high unemployment rates, in addition to a negative calendar effect given by the calendar position of the National Holidays as explained before, and the fact that the first weekend of September included one day only.

TABLE No.1: Third Quarter Results
                                                    2002                               2001                  Change
                                    ----------------------------------  ----------------------------------  ----------
                                        Ch$         US$                     Ch$        US$
                                      millions    millions       %       millions    millions       %           %
                                    ----------  -----------  ---------  ----------  ----------   ---------  ----------
Sales...........................     219,665        293.4        89.0%   208,000       277.8        89.5%        5.6%
Other Income....................      27,205         36.3        11.0%    24,324        32.5        10.5%       11.8%
Net revenues....................     246,869        329.7       100.0%   232,324       310.3       100.0%        6.3%
                                     -------        -----       -----    -------       -----       -----       ------
Cost of sales...................     187,969        251.1        76.1%   178,937       239.0        77.0%        5.0%
Gross Income / Margin...........      58,900         78.7        23.9%    53,386        71.3        23.0%       10.3%
Recurring Operating Expenses....      38,044         50.8        15.4%    30,879        41.2        13.3%       23.2%
Start-up Expenses...............         561          0.7         0.2%     1,697         2.3         0.7%      -66.9%
Total Operating Expenses (SG&A).      38,605         51.6        15.6%    32,576        43.5        14.0%       18.5%
EBITDA..........................      20,295         27.1         8.2%    20,810        27.8         9.0%       -2.5%
                                     -------        -----       -----    -------       -----       -----       ------
Depreciation....................       8,271         11.0         3.4%     7,675        10.3         3.3%        7.8%
Total Operating Expenses........      46,876         62.6        19.0%    40,251        53.8        17.3%       16.5%
Operating Income................      12,024         16.1         4.9%    13,135        17.5         5.7%       -8.5%
Financial Expenses..............      (3,350)        (4.5)       -1.4%    (3,101)       (4.1)       -1.3%        8.0%
Other Non-operating Income
  (Expenses)....................       3,142          4.2         1.3%     4,189         5.6         1.8%      -25.0%
Monetary Correction.............       3,274          4.4         3.5%     4,538         6.1         4.3%      -27.9%
Non-Operating Income............        (208)        (0.3)       -0.1%     1,087         1.5         0.5%     -119.2%
Income before Tax...............      11,816         15.8         4.8%    14,223        19.0         6.1%      -16.9%
Income Tax......................      (1,971)        (2.6)       -0.8%    (2,545)       (3.4)       -1.1%      -22.6%
Minority Interest...............         (24)        (0.0)        0.0%       (40)       (0.1)        0.0%      -40.3%
Income..........................       9,821         13.1         4.0%    11,637        15.5         5.0%      -15.6%
Amortization of Goodwill........          86          0.1         0.0%        88         0.1         0.0%       -2.2%
Net Income......................       9,907         13.2         4.0%    11,725        15.7         5.0%      -15.5%
                                     -------        -----       -----    -------       -----       -----       ------
(Exchange rate US$ =Ch$ 748.73)

Gross income reached US$78.7 million, equivalent to a 23.9% of net revenues, representing a 10.3% increase compared to the same period of 2001.

Recurring operating expenses amounted to US$50.8 million, equivalent to 15.4%
of net revenues, representing a 23.2% increase over the third quarter the former year. This increase is attributable to higher marketing and selling expenses mainly from the new stores, which are not offset by their level of revenues.

Start-up expenses totaled US$0.7 million, equivalent to a 0.2% of net revenues, resulting from our expansion program which included two new store openings during the quarter: one Ekono supermarket and one Lider hypermarket
(Ekono Miraflores and Lider Rancagua).

Consequently, total operating expenses amounted to US$51.6 million, equivalent to a 15.6% of net revenues, representing an 18.5% increase over the same period in 2001.

EBITDA for the third quarter 2002 was US$27.1 million, which corresponds to an
8.2% of total revenues, representing a 2.5% decrease compared to the same period in 2001.

Operating income decreased by 8.5% in the third quarter compared to the previous year, due to higher recurring operating expenses, 23.2% higher than in 2001, as explained above.

Non-operating income (loss) amounted to US$0.3 million loss, equivalent to a
0.1% of net revenues, presenting a 119.2% loss increase compared to the former year. Even though during the third quarter 2002 a strong monetary correction was recorded as a result of the gain from currency exchange difference (which is originated in the US dollars account receivable from Disco S.A.), this gain was 27.9% lower than the amount recorded during the third quarter 2001, which together with an 8.0% increase in financial expenses, results in a 119.2%
lower non-operating income compared to the same period of 2001, when it amounted to US$1.5 million.

Net income for the third quarter 2002 is the amount of US$13.2 million, corresponding to a 4.0% of net revenues, which represents a 15.5% decrease compared to the same period in the year 2001.

Consolidated Results Period January-September 2002

TABLE No.2: Results January - September
                                                     2002                              2001                  Change
                                      --------------------------------  ----------------------------------  ----------
                                         Ch$        US$                    Ch$        US$
                                       millions   millions       %       millions   millions       %            %
                                      ---------- ----------   --------  ---------- ----------   ----------  ----------
Sales.............................     654,060       873.6       88.6%   585,955       782.6       89.8%       11.6%
Other Income......................      83,839       112.0       11.4%    66,377        88.7       10.2%       26.3%
Total Net revenues................     737,900       985.5      100.0%   652,332       871.3      100.0%       13.1%
Cost of sales.....................     566,123       756.1       76.7%   505,154       674.7       77.4%       12.1%
Gross Margin......................     171,777       229.4       23.3%   147,178       196.6       22.6%       16.7%
Total Recurring Operating Expenses     109,570       146.3       14.8%    86,969       116.2       13.3%       26.0%
Start-up Expenses.................       4,329         5.8        0.6%     2,255         3.0        0.3%       92.0%
Total Operating Expenses (SG&A)...     113,898       152.1       15.4%    89,223       119.2       13.7%       27.7%
EBITDA............................      57,879        77.3        7.8%    57,955        77.4        8.9%       -0.1%
Depreciation......................      24,694        33.0        3.3%    22,828        30.5        3.5%        8.2%
Total Operating Expenses..........     138,592       185.1       18.8%   112,051       149.7       17.2%       23.7%
Operating Income..................      33,185        44.3        4.5%    35,127        46.9        5.4%       -5.5%
Financial Expenses................      (9,882)      (13.2)      -1.3%    (9,289)      (12.4)      -1.4%        6.4%
Other Non-operating Income
  (Expenses)......................       4,951         6.6        0.7%     8,390        11.2        1.3%      -41.0%
Monetary Correction...............       5,632         7.5        0.8%     8,497        11.3        1.3%      -33.7%
Non-Operating Income..............      (4,931)       (6.6)      -0.7%      (899)       (1.2)      -0.1%      448.6%
Income before Tax.................      28,254        37.7        3.8%    34,229        45.7        5.2%      -17.5%
Income Tax........................      (4,536)       (6.1)      -0.6%    (5,669)       (7.6)      -0.9%      -20.0%
Minority Interest.................         (71)       (0.1)       0.0%      (113)       (0.2)       0.0%      -37.1%
Income............................      23,647        31.6        3.2%    28,446        38.0        4.4%      -16.9%
Amortization of Goodwill..........         258         0.3        0.0%       260         0.3        0.0%       -0.8%
Net Income........................      23,905        31.9        3.2%    28,706        38.3        4.4%      -16.7%
(Exchange rate US$ =Ch$ 748.73)

Income Statement Period January-September 2002
During period January-September of the current year, total sales amounted to
US$873.6 million (corresponding to an 88.6% of total revenues), which represents an 11.6% increase over the former year, while same stores sales present a 0.5% increase over the year 2001. This scarce same store sales growth is entirely contributed by the good performance of 6.6% same store sales growth during the first quarter, which recorded lower unemployment rates than the third quarter (8.8% for the period January-March, compared to 9.7% for the period July-September 2002).

Net revenues totaled US$985.5 million, representing a 13.1% increase compared to the same period in 2001.

Gross income totaled US$229.4, corresponding to a 23.3% of net revenues, and representing a 16.7% increase over the same period of 2001 when it totaled
US$196.6 million and represented a 22.6% of net revenues. This improvement is due to the higher commercial margin, increased commercial activity with suppliers and higher logistic revenues.

Recurring operating expenses (SG&A excluding depreciation and amortization)
amounted to US$146.3 million or 14.8% of total revenues, presenting a 26.0%
increase over the period January-September of the former year. This increase is explained by the opening of new stores.

Start-up expenses totaled US$5.8 million, equivalent to a 0.6% of net revenues, a 92.0% higher than during the former year. This increase results from the expansion program undertaken by the Company, which considered the opening of five new Lider hypermarkets (Concepcion II, Puerto Montt, Calama,
Valdivia and Rancagua), and the conversion of six Ekono supermarkets into the
Lider Vecino format in the period January-September 2002.

EBITDA presents practically no change (0.1% decrease compared to the same period of 2001), totaling US$77.3 million, which represents a 7.8% of total revenues.

Operating income decreased by 5.5% totaling US$44.3 million, representing a
4.5% of total revenues.

Non-operating income (loss) amounted to US$6.6 million loss (equivalent to a
0.7% of net revenues) which represents a 448.6% of loss increase compared to the same period of 2001 when this figure was US$1.2 million of loss, or 0.1%
of net revenues. This result is explained mainly by a 33.7% gain reduction from currency exchange differences in addition to a 6.4% increase in financial expenses compared to results for the period January-September 2001.

The income statement for the period January-September 2002 shows net income of
US$31.9 million, corresponding to a 3.2% of net revenues, representing a 16.7%
decrease when compared to results for the same period in 2001.

IV. Sales and Other Indicators

IV.1. Sales

IV.1.A. Total Sales and Same Store Sales

Second Quarter 2002
During the third quarter of 2002 there was a 5.7% increase in total sales compared to the same period of 2001. Same store sales, on the other hand, decreased by 4.0% compared to the third quarter 2001, explained by the 6.3%
decrease in sales per transaction, which is partially offset by the 2.4%
increase in the number of transactions. Thus, the increase in total sales is given by new stores opened during the first half of 2002, while same store sales figures show the adverse effects of a complex economic environment characterized by low consumption levels and high unemployment, with further deterioration due to the unfavourable composition of the month of September.

TABLE 3: D&S TOTAL RETAIL SALES
                                                                  TOTAL STORES
                            ----------------------------------------------------------------------------------------
                               Q1           Q2           Q3           Q4           H1           9M          TOTAL
                            -------      -------      -------      -------      -------      -------      ----------
TOTAL D&S
2002                        212,310      221,358      219,369                   433,668      653,037
2001                        180,379      196,460      207,566      245,396      376,839      584,405      829,801
% Change YoY                  17.7%        12.7%         5.7%                     15.1%        11.7%

SUPERMARKETS
2002                         47,088       41,080       39,442                    88,168      127,610
2001                         53,069       59,603       59,061       44,841      112,672      171,734      216,574
% Change YoY                 -11.3%       -31.1%       -33.2%                    -21.7%       -25.7%
% D&S 2002                    22.2%        18.6%        18.0%                     20.3%        19.5%
% D&S 2001                    29.4%        30.3%        28.5%        18.3%        29.9%        29.4%        26.1%

HYPERMARKETS
2002                        165,201      180,278      179,927                   345,478      525,405
2001                        127,058      136,733      148,298      200,380      263,791      412,088      612,468
% Change YoY                  30.0%         31.8        21.3%                     31.0%        27.5%
% D&S 2002                    77.8%        81.4%        82.0%                     79.7%        80.5%
% D&S 2001                    70.4%        69.6%        71.4%        81.7%        70.0%        70.5%        73.8%

GROCERIES
2002                         88,771       94,476       93,214                   183,247      276,461
2001                         76,263       87,301       91,010      100,878      163,563      254,573      355,451
% Change YoY                  16.4%         8.2%         2.4%                     12.0%         8.6%
% D&S 2002                    41.8%        42.7%        42.5%                     42.3%        42.3%
% D&S 2001                    42.3%        44.4%        43.8%        41.1%        43.4%        43.6%        42.8%

PERISHABLES
2002                         71,798       78,054       80,167                   149,852      230,019
2001                         63,275       70,194       76,356       84,223      133,469      209,825      294,049
% Change YoY                  13.5%        11.2%         5.0%                     12.3%         9.6%
% D&S 2002                    33.8%        35.3%        36.5%                     34.6%        35.2%
% D&S 2001                    35.1%        35.7%        36.8%        34.3%        35.4%        35.9%        35.4%

NON-FOOD
2002                         51,801       48,869       46,044                   100,669      146,714
2001                         40,846       38,958       40,198       60,295       79,804      120,001      180,296
% Change YoY                  26.8%        25.4%        14.5%                     26.1%        22.3%
% D&S 2002                    24.4%        22.1%        21.0%                     23.2%        22.5%
% D&S 2001                    22.6%        19.8%        19.4%        24.6%        21.2%        20.5%        21.7%

                                                                   SAME STORES
                            ----------------------------------------------------------------------------------------
                               Q1           Q2           Q3           Q4           H1           9M          TOTAL
                            -------      -------      -------      -------      -------      -------      ----------
TOTAL D&S
2002                        188,227      189,924      194,952                   378,151      573,103
2001                        176,517      190,418      203,128                   366,934      570,063
% Change YoY                   6.6%        -0.3%        -4.0%                      3.1%         0.5%

SUPERMARKETS
2002                         45,356       40,601       39,193                    85,956      125,150
2001                         43,316       42,855       42,062                    86,171      128,233
% Change YoY                   4.7%        -5.3%        -6.8%                     -0.2%        -2.4%
% D&S 2002                    24.1%        21.4%        20.1%                     22.7%        21.8%
% D&S 2001                    24.5%        22.5%        20.7%                     23.5%        22.5%

HYPERMARKETS
2002                        132,466      130,101      133,742                   262,566      396,309
2001                        127,058      134,447      144,067                   261,504      405,572
% Change YoY                   4.3%        -3.2%        -7.2%                      0.4%        -2.3%
% D&S 2002                    70.4%        68.5%        68.6%                     69.4%        69.2%
% D&S 2001                    72.0%        70.6%        70.9%                     71.3%        71.1%

GROCERIES
2002                         79,268       82,016       83,724                   161,284      245,009
2001                         74,752       84,722       89,493                   159,474      248,967
% Change YoY                   6.0%        -3.2%        -6.4%                      1.1%        -1.6%
% D&S 2002                    42.1%        43.2%        42.9%                     42.7%        42.8%
% D&S 2001                    42.3%        44.5%        44.1%                     43.5%        43.7%

PERISHABLES
2002                         63,680       66,989       71,403                   130,668      202,071
2001                         61,740       68,116       74,726                   129,856      204,582
% Change YoY                   3.1%        -1.7%        -4.4%                      0.6%        -1.2%
% D&S 2002                    33.8%        35.3%        36.6%                     34.6%        35.3%
% D&S 2001                    35.0%        35.8%        36.8%                     35.4%        35.9%

NON-FOOD
2002                         45,338       40,949       39,875                    86,287      126,162
2001                         40,030       37,573       38,907                    77,603      116,509
% Change YoY                  13.3%         9.0%         2.5%                     11.2%         8.3%
% D&S 2002                    24.1%        21.6%        20.5%                     22.8%        22.0%
% D&S 2001                    22.7%        19.7%        19.2%                     21.1%        20.4%

Period January-September 2002
During the period January-September 2002, total sales increased by 11.7%, and same stores sales recorded a 0.5% increase compared to the same period in
2001. As previously stated, the total sales increase is mainly due to the opening of new stores, and the 0.5% same store sales increase for period
January-September reflects the persistent stagnation in domestic consumption.

IV.1.B Total Sales By Format

Third Quarter 2002
Total sales amounted to Ch$179,927 million (US$240.3 million) in the hypermarket division, showing a 21.3% increase compared to the same period of
2001. Thus, the hypermarket division represents an 82.0% of total Company sales compared to a 71.4% in the same quarter of 2002. This increase is explained by the conversion of Ekono supermarkets into Lider Vecino hypermarkets (6 conversions during the current year and 11 stores in total to date), and by the new store openings in the Lider hypermarket format. The preponderant weight of the hypermarket format is consistent with the Company strategy of satisfying most of our customers' needs under one roof (one-stop shopping) at the lowest market prices.

Total sales of the supermarket division amounted to Ch$39,442 million (US$52.7 million), 33.2% lower than in the former year, representing an 18.0% of total
Company sales. This decrease is explained by the successive transformations of
Ekono supermarkets into the Lider Vecino hypermarket format, as described above.

Period January-September 2002
During the period January-September 2002, total sales of the hypermarket division increased by 27.5% compared to the same period the former year, whereas the supermarket division presents a 25.7% decrease as a result of the conversion of Ekono supermarkets into Lider Vecino hypermarkets.

IV.1.C. Same Stores Sales by Format

Third Quarter 2002
In terms of same store sales the hypermarket division presents a 7.2% decrease in the third quarter compared to the same period in 2001, and the supermarket division presents a 6.8% decrease during the period. Consolidated same store sales show a 4.0% decrease compared to the same period the former year (this figure includes sales from the new Lider Vecino hypermarkets resulting from the conversion of existing stores, which are not included in the supermarket division nor in the hypermarket division same store sales figures).

Period January-September 2002
Same stores sales for the period January-September 2002 present a 2.3%
decrease in the hypermarket division and a 2.4% decrease in the supermarket division compared to the same period in 2001. Consolidated same store sales increased by 0.5% in comparison with the same period of the former year (this figure includes sales from the new Lider Vecino hypermarkets resulting from the conversion of existing stores not included in the supermarket division nor in the hypermarket division same store sales figures).

IV.1.D. Total Sales and Same Store Sales By Business Area

Third Quarter 2002
Total sales during the third quarter 2002 increased by 2.4% in groceries, 5.0%
in perishables and 14.5% in the non-food areas (Home, Apparel, Electronics
& Appliances, Beauty Aids and Pharmacy). Thus, the nontraditional business areas continue to show higher increases relative to the traditional business areas, consistent with the Company strategy in this sense. Total non-food sales represented a 21.0% of the total Company sales in the third quarter 2002 compared to a 19.4% share of total sales in the same period of the former year.

In terms of same store sales, the non-food areas present a 2.5% increase over the former year, and the areas of groceries and perishables decrease by 6.4%
and 4.4%, respectively.

Period January-September 2002
In the period January-September 2002 total sales of groceries, perishables and non-food present increases of 8.6%, 9.6% and 22.3%, respectively, compared to the former year. Thus, as explained above, the sales mix has gradually changed in accordance with the Company strategy, and at September 30 of the current year, groceries represent a 42.3% of total sales, perishables represent a
35.2%, and non-food areas together represent a 22.5% of the Company sales. At the same date in 2001, the sales mix was 43.6% groceries, 35.9% perishables and a 20.5% the non-traditional areas.

In terms of same store sales by business area, sales of groceries and perishables decreased by 1.6% and 1.2% respectively, whereas the non-food areas present an 8.3% increase compared to the same period of the former year.

IV.2. Transactions

IV.2.A. Total Number of Transactions

Third Quarter 2002
The number of transactions in supermarkets presents a 29.7% decrease compared to the same period of the former year. This decrease is explained by the conversion of Ekono supermarkets into Lider Vecino hypermarkets. On the other hand, the total number of transactions in the hypermarket division presents a
46.7% increase compared to the former year, explained mainly by the new store openings, all of them in the hypermarket format (Lider and Lider Mercado).

On a consolidated basis, the total number of transactions for the third quarter 2002 increased by 13.8% compared to the same period the former year.

TABLE 4: TRANSACTIONS
                                                               TOTAL TRANSACTIONS
                            ---------------------------------------------------------------------------------------
                               IQ           IIQ         IIIQ          IVQ          IH           9M          TOTAL
                            --------     --------     --------       ------     --------     ---------    ---------
TOTAL D&S
2002                         27,811       29,117       30,925                    56,928       87,853
2001                         24,193       26,034       27,254                    50,227       77,481
% Change YoY                  15.0%        11.8%        13.5%                     13.3%        13.4%

SUPERMARKETS
2002                          9,640        8,852        8,249                    18,492       26,741
2001                         10,988       11,833       11,737                    22,821       34,558
% Change YoY                 -12.3%       -25.2%       -29.7%                    -19.0%       -22.6%

HYPERMARKETS
2002                         18,171       20,264       22,675                    38,435       61,110
2001                         13,154       14,168       15,461                    27,322       42,783
% Change YoY                  38.1%        43.0%        46.7%                     40.7%        42.8%

                                                             SAME STORE TRANSACTIONS
                            ---------------------------------------------------------------------------------------
                               IQ           IIQ         IIIQ          IVQ          IH           9M          TOTAL
                            --------     --------     --------       ------     --------     ---------    ---------
TOTAL D&S
2002                         25,174       25,388       27,452                    50,562       78,014
2001                         23,474       24,874       26,799                    48,348       75,147
% Change YoY                   7.2%         2.1%         2.4%                      4.6%         3.8%

SUPERMARKETS
2002                          9,323        9,269        8,184                    18,592       26,776
2001                          8,973        9,186        8,279                    18,159       26,438
% Change YoY                   3.9%         0.9%        -1.2%                      2.4%         1.3%

HYPERMARKETS
2002                         13,931       13,880       15,022                    27,811       42,833
2001                         13,154       13,881       15,061                    27,035       42,096
% Change YoY                   5.9%         0.0%        -0.3%                      2.9%         1.8%

IV.2.B. Same Store Transactions

Third Quarter 2002
The number of transactions in same stores during the third quarter 2002 compared to the former year remains practically unchanged in the hypermarket division (0.3% decrease) and presents a slight decrease (1.2%) in the supermarkets division.

On a consolidated basis the number of transactions in same stores presents a
2.4% increase during the third quarter 2002 compared to the former year, which is mainly contributed by the new Lider Vecino stores, which are not included in the supermarket format nor in the hypermarket format but add to the number of same store transactions since they are conversions of existing stores.

IV.3. Sales per Transaction

IV.3.A. Total Sales per Transaction

Third Quarter 2002
The average sales per transaction during the third quarter 2002 decreased by
5.0% and 17.3% in the supermarket and hypermarket divisions, respectively. In addition to sustained economic slowdown with low consumption levels, the decrease in sales per transaction in the hypermarket division is explained by the incorporation of new Lider Vecino stores-with lower sales per transaction than Lider stores. On a consolidated basis, average sales per transaction presents a 6.9% decrease compared to the same period of 2001.

TABLE 5: SALES PER TRANSACTION
                                                               TOTAL TRANSACTIONS
                             ---------------------------------------------------------------------------------------
                                IQ           IIQ         IIIQ          IVQ          IH           9M          TOTAL
                             -------      -------     --------      --------    ---------    ---------    ----------
TOTAL D&S
2002                          7,634        7,602        7,094                     7,618        7,433
2001                          7,456        7,546        7,616                     7,503        7,543
% Change YoY                   2.4%         0.7%        -6.9%                      1.5%        -1.4%

SUPERMARKETS
2002                          4,884        4,641        4,781                     4,768        4,772
2001                          4,830        5,037        5,032                     4,937        4,969
% Change YoY                   1.1%        -7.9%        -5.0%                     -3.4%        -4.0%

HYPERMARKETS
2002                          9,091        8,896        7,935                     8,989        8,598
2001                          9,659        9,650        9,591                     9,655        9,632
% Change YoY                  -5.9%        -7.8%       -17.3%                     -6.9%       -10.7%

                                                             SAME STORE TRANSACTIONS
                             ---------------------------------------------------------------------------------------
                                IQ           IIQ         IIIQ          IVQ          IH           9M          TOTAL
                             -------      -------     --------      --------    ---------    ---------    ----------
TOTAL D&S
2002                          7,477        7,481        7,102                     7,479        7,346
2001                          7,520        7,655        7,580                     7,589        7,586
% Change YoY                  -0.6%        -2.3%        -6.3%                     -1.5%        -3.2%

SUPERMARKETS
2002                          4,865        5,166        4,789                     5,015        4,674
2001                          4,827        5,228        5,080                     5,031        4,850
% Change YoY                   0.8%        -1.2%        -5.7%                     -0.3%        -3.6%

HYPERMARKETS
2002                          9,509        9,373        8,903                     9,441        9,252
2001                          9,659        9,686        9,565                     9,673        9,634
% Change YoY                  -1.6%        -3.2%        -6.9%                     -2.4%        -4.0%

IV.3.B. Same Store Sales per Transaction

Third Quarter 2002
The average sales per transaction in same stores presents a 5.7% decrease in the supermarket division and a 6.9% decrease in the hypermarket division during the third quarter of the current year compared to the same period the former year. On a consolidated basis the amount of same store sales per transaction presents a 6.3% decrease compared to the same period in 2001.
Lower sales per transaction reflects depressed consumption levels resulting of the sustained economic slowdown affecting the economy.

IV.4. Sales per Square Meter

TABLE 6: SALES PER SQ.METER (AVERAGE)
                                                                TOTAL SALES/SQ.M
                             ---------------------------------------------------------------------------------------
                                IQ           IIQ         IIIQ          IVQ          IH           9M          TOTAL
                             -------      -------     --------      --------    ---------    ---------    ----------
TOTAL D&S
2002                        265,232      259,607      242,806                   262,331      255,431
2001                        249,282      266,606      262,668                   258,023      259,654      274,589
% Change YoY                   6.4%        -2.6%        -7.6%                      1.7%        -1.6%

SUPERMARKETS
2002                        249,936      309,426      288,610                   274,528      278,732
2001                        281,683      278,625      276,092                   280,057      278,682      361,772
% Change YoY                 -11.3%        11.1%         4.5%                     -2.0%         0.0%

HYPERMARKETS
2002                        269,906      255,922      234,643                   262,423      252,198
2001                        237,406      232,281      257,326                   234,721      242,383      252,738
% Change YoY                  13.7%        10.2%        -8.8%                     11.8%         4.0%

                                                       SAME STORE SALES/SQ.M
                             -------------------------------------------------------------------------
                                IQ           IIQ         IIIQ          IVQ          IH           9M
                             -------      -------     --------      --------    ---------    ---------
TOTAL D&S
2002                        265,499      271,691      272,844                   262,787      270,011
2001                        249,465      292,909      294,119                   255,682      278,309
% Change YoY                   6.4%        -7.2%        -7.2%                      2.8%        -3.0%

SUPERMARKETS
2002                        240,743      305,459      294,866                   255,336      275,518
2001                        229,915      200,334      181,366                   255,975      202,185
% Change YoY                   4.7%        52.5%        62.6%                     -0.2%        36.3%

HYPERMARKETS
2002                        272,833      253,248      241,586                   263,997      255,214
2001                        308,008      314,191      314,066                   262,929      312,184
% Change YoY                 -11.4%       -19.4%       -23.1%                      0.4%       -18.2%

At September 30, 2002 the total sales per square meter of sales area amounted to US$341.2 (Ch$255,431), representing a 1.6% decrease compared to the amount recorded in the same period the former year. This decrease is explained by the incorporation of new stores. Same store sales per square meter is the amount of US$360.6 (Ch$270,011), representing a 3.0% decrease compared to the same period of the year 2001.

IV.5. Days of Inventory

TABLE 7: DAYS OF INVENTORY (AVERAGE)
                                                                  TOTAL STORES
                              -----------------------------------------------------------------------------------------
                                 IQ           IIQ         IIIQ          IVQ          IH           9M          TOTAL
                              ---------   ---------    ---------    ---------    ---------    ---------    ------------
TOTAL D&S
2002                            36.8         36.5         36.0                      36.7
2001                            30.9         31.0         33.5                      31.0
                                 6.0          5.5          2.5                       5.7

GROCERIES
2002                            34.1         33.4         31.0                      33.8
2001                            29.3         30.2         32.9                      29.7
                                 4.8          3.2         -1.9                       4.0

PERISHABLES
2002                            11.0         11.1         11.1                      11.1
2001                             8.8         10.0         10.5                       9.4
                                 2.2          1.1          0.6                       1.6

NON-FOOD
2002                            94.8        109.2         88.5                     101.5
2001                            88.3         95.0        107.0                      91.5
                                 6.5         14.3        -18.4                      10.0

                                                                   SAME STORES
                              -----------------------------------------------------------------------------------------
                                 IQ           IIQ         IIIQ          IVQ          IH           9M          TOTAL
                              ---------   ---------    ---------    ---------    ---------    ---------    ------------
TOTAL D&S
2002                            25.8         25.2         24.1                      25.5
2001                            23.4         22.4         23.5                      22.9
                                 2.4          2.8          0.6                       2.6

GROCERIES
2002                            23.6         23.0         20.2                      23.3
2001                            20.9         20.8         22.72                     20.9
                                 2.7          2.2         -2.5                       2.4

PERISHABLES
2002                             7.6          7.6          7.6                       7.6
2001                             7.0          7.5          7.8                       7.3
                                 0.6          0.1         -0.2                       0.3

NON-FOOD
2002                            68.3         76.7         60.7                      72.2
2001                            71.1         72.9         76.8                      72.0
                                -2.8          3.8        -16.1                       0.2

During the third quarter 2002, the consolidated average number of days of inventory increased by 2.5 days compared to the former year, from 33.5 days in
2001, to 36.0 days in 2002. In same stores, the increase in days of inventory is only 0.6 days, therefore the increase is mainly attributed to new stores.

IV.6. Shrinkage (% of Sales)

TABLE 8: SHRINKAGE (% of SALES)
                                                                  TOTAL STORES
                               ----------------------------------------------------------------------------------------
                                  IQ           IIQ         IIIQ         IVQ          IH           9M          TOTAL
                               ---------   ---------    ---------    ---------    ---------    ---------    -----------
TOTAL D&S
2002                             1.76%        1.99%        2.06%                     1.90%        1.96%
2001                             1.96%        1.76%        1.64%                     1.86%        1.77%
% points                        -0.20         0.24         0.42                      0.04         0.19

SUPERMARKETS
2002                             1.69%        1.60%        1.28%                     1.63%        1.50%
2001                             1.34%        1.11%        1.41%                     1.47%        1.45%
% points                         0.34         0.49        -0.13                      0.16         0.06

HYPERMARKETS
2002                             1.78%        2.08%        2.24%                     1.96%        2.06%
2001                             2.22%        2.04%        1.70%                     1.97%        1.86%
% points                        -0.44         0.04         0.54                     -0.01         0.20

                                                                   SAME STORES
                               ----------------------------------------------------------------------------------------
                                  IQ           IIQ         IIIQ         IVQ          IH           9M          TOTAL
                               ---------   ---------    ---------    ---------    ---------    ---------    -----------
TOTAL D&S
2002                             1.78%        2.05%        2.10%                     2.00%        1.97%
2001                             2.00%        1.81%        1.63%                     1.76%        1.77%
% points                        -0.22         0.24         0.47                      0.24         0.19

SUPERMARKETS
2002                             1.75%        1.37%        1.28%                     1.53%        1.48%
2001                             1.64%        1.37%        1.41%                     1.42%        1.44%
% points                         0.11         0.00        -0.13                      0.11         0.05

HYPERMARKETS
2002                             1.78%        2.22%        2.39%                     2.18%        2.14%
2001                             2.13%        1.92%        1.69%                     1.89%        1.89%
% points                        -0.35         0.30         0.70                      0.29         0.25

In the period January-September 2002, consolidated shrinkage as percentage of total sales increased by 0.19 percentage points compared to the same period of the former year, from 1.77% in 2001 to 1.96 in 2002. This increase is originated in the hypermarket division.

V. Additional Information

V.1. D&S Financial Structure

FIGURE 1: FINANCIAL STRUCTURE (SHORT V/S LONG TERM DEBT)

At September 30, 2002 , the debt/shareholders' equity ratio is 0.85 times, and the Company maintains total financial debt (debt with banks and financial institutions including bonds) equivalent to US$343.3 million, all Chilean pesos denominated, and there are no relevant obligations in US dollars. The main component of the financial debt corresponds to the Bonds issued in
December 2000, representing a 31.1% of the total. Of the total amount of debt,
49.7% corresponds to short term obligations.

TABLE 9 :FINANCIAL DEBT
In US$ Millions US$=Ch$ 748.73
D&S Bonds...........................................................      106.8        31.1%
Banco Santander (Ex Santiago).......................................       88.4        25.8%
Banco Santander.....................................................       43.4        12.6%
Banco del Estado....................................................       23.1         6.7%
Banco de Chile......................................................       32.2         9.4%
Banco Citibank......................................................        7.1         2.1%
Banco de Credito e Inversiones......................................       12.5         3.6%
Banco Scotiabank....................................................        2.3         0.7%
Banco Bice..........................................................        2.2         0.6%
Banco BHIF..........................................................       16.7         4.9%
Other creditors.....................................................        8.7         2.5%
                                                                         -------     --------
                                                                          343.3       100.1%
                                                                         -------     --------

TABLE 10 : D&S CURRENT RISK RATINGS                                                         As of 09.30.2002

Instrument                               Rating Type         Fitch Ratings      Feller Rate         Fitch Ratings
                                                             Chile              Chile               USA
Stock                                    National            Level 2            Level 2
Bonds                                    National            AA-                AA-
Long Term Debt-Local Currency            International                                              BBB+
------------------------------------------------------------------------------------------------------------------

On May 2, 2002, Fitch Ratings Chile upgraded the local risk rating of D&S'
bonds from A+ to AA- rating.

On July 22, 2002, Feller Rate Clasificadora de Riesgo Ltda. upgraded the local risk rating of D&S' bonds from A+ to AA- rating.

V.2. Means of Payment

During the third quarter 2002, sales on Presto credit card represented an 8.7%
of total Company sales, which compares favourably with a 6.2% share of sales in the same period of 2001, presenting an increase of 2.5 percentage points compared to the same period of the former year.

TABLE 11: MEANS OF PAYMENT
                                                                             2000
                                              --------------------------------------------------------------------
                                                 IQ                 IIQ                IIIQ                IVQ
                                              --------           --------            --------           ----------
Cash................................            63.1%              62.1%               62.4%              62.3%
Checks..............................            19.0%              19.5%               19.1%              17.3%
Credit Cards........................            12.3%              12.4%               12.2%              10.7%
Presto Card.........................             4.8%               5.3%                5.4%               5.1%
Debit Card..........................             0.1%               0.1%                0.3%               3.2%
Other*..............................             0.7%               0.6%                0.6%               1.4%
                                              --------           --------            --------           ----------
TOTAL...............................             100%               100%                100%               100%

                                                                             2001
                                              --------------------------------------------------------------------
                                                 IQ                 IIQ                IIIQ                IVQ
                                              --------           --------            --------           ----------
Cash................................            61.8%              61.2%               59.5%              57.9%
Checks..............................            15.6%              15.8%               15.5%              15.1%
Credit Cards........................            10.9%              10.8%               11.3%              11.5%
Presto Card.........................             5.6%               6.0%                6.2%               6.8%
Debit Card..........................             5.5%               5.7%                6.9%               7.3%
Other*..............................             0.6%               0.5%                0.6%               1.5%
                                              --------           --------            --------           ----------
TOTAL...............................             100%               100%                100%               100%

                                                                             2002
                                              --------------------------------------------------------------------
                                                 IQ                 IIQ                IIIQ                IVQ
                                              --------           --------            --------           ----------
Cash................................            60.0%              59.2%               59.3%
Checks..............................            14.6%              14.8%               13.5%
Credit Cards........................            10.0%              10.1%                9.9%
Presto Card.........................             6.9%               7.3%                8.7%
Debit Card..........................             7.8%               8.1%                7.9%
Other*..............................             0.7%               0.5%                0.6%
                                              --------           --------            --------           ----------
TOTAL...............................             100%               100%                100%

* Other vouchers or means of payment.

                                     -10-

V.3. D&S Financial Information

TABLE 12 : MAIN INDICATORS CHANGE
                                                   JANUARY-SEPTEMBER            JANUARY-SEPTEMBER            CHANGE
                                                         2002                          2001                 2002/2001
                                             ---------------------------  -----------------------------   -------------
                                                                 % OF                         % OF
                                                 Th Ch$        REVENUES       Th Ch$        REVENUES            %
                                             -------------    ----------  --------------  -------------   -------------
NET REVENUES                                  737,899,504       100.00%    652,332,210       100.00%         13.12%
GROSS INCOME                                  171,776,673        23.28%    147,178,357        22.56%         16.71%
SELLING AND ASMINISTRATIVE EXPENSES           138,591,945        18.78%    112,050,947        17.18%         23.69%
OPERATING INCOME                               33,184,728         4.50%     35,127,410         5.38%         -5.53%
NON OPERATING INCOME                           (4,930,651)       -0.67%       (898,813)       -0.14%        448.57%
NET INCOME                                     23,904,625         3.24%     28,706,346         4.40%        -16.73%
INITIAL NET WORTH                             286,146,762                  261,849,400                        9.28%
NET INCOME/INITIAL SHAREHOLDERS' EQUITY                          11.14%                       14.62%

TABLE 13 : CONDENSED BALANCE SHEETS AS OF SEPTEMBER 30, 2002 AND 2001
                                                                09.30.2002          09.30.2001           CHANGE
                                                                   ThCh$              ThCh$            2002 / 2001
                                                              -------------      -------------         -------------
CURRENT ASSETS..........................................       225,557,438        131,427,011              71.62%
FIXED ASSETS............................................       473,726,195        442,274,912               7.11%
OTHER ASSETS............................................        17,502,369         81,327,794             -78.48%
TOTAL ASSETS............................................       716,786,002        655,029,716               9.43%
CURRENT LIABILITIES.....................................       277,600,582        201,260,973              37.93%
LONG TERM LIBILITIES....................................       135,603,436        171,396,543             -20.88%
TOTAL DEBT..............................................       413,204,018        372,657,517              10.88%
MINORITY INTEREST.......................................           513,397            394,739              30.06%
NET WORTH...............................................       303,068,587        281,977,461               7.48%
TOTAL LIABILITIES.......................................       716,786,002        655,029,716               9.43%

TABLE 14 : FINANCIAL RATIOS CHANGE
                                                                                                           CHANGE
                                                                       09.30.2002       09.30.2001      2002 / 2001
                                                                    ---------------  ---------------   -------------
TOTAL DEBT.....................................      Th Ch$          413,204,018      372,657,517          10.88%
FINANCIAL DEBT.................................      Th Ch$          257,255,420      222,014,786          15.87%
LIQUIDITY RATIO................................      Times                  0.81             0.65
ACID RATIO.....................................      Times                  0.50             0.32
TOTAL DEBT/TOTAL ASSETS........................      Times                  0.58             0.57
TOTAL DEBT/SHAREHOLDER'S EQUITY................      Times                  1.36             1.32
FINANCIAL DEBT/SHAREHOLDERS' EQUITY............      Times                  0.85             0.79
INTEREST EXPENSES COVERAGE.....................      Times                  5.86             6.24
SHORT TERM LIABILITIES.........................      %                       67%              54%
LONG TERM LIABILITIES..........................      %                       33%              46%

TABLE 15 : PROFITABILITY RATIOS
                                                                                    09.30.2002         09.30.2001
                                                                                  --------------      -------------
RETURN OVER SHAREHOLDERS' EQUITY                             %                        11.14%              14.62%
RETURN OVER ASSETS                                           %                         4.45%               5.84%
RETURN OVER OPERATIONAL ASSETS                               %                         4.56%               6.67%
EARNINGS PER SHARE                                           $                        17.32               20.80
RETURN OF DIVIDENDS                                          %

                                     -11-

V.4. Market Share

D&S MARKET SHARE
In the two-month period July-August 2002, D&S achieved 29.6% of market share countrywide, compared to D&S's market share of 29.4% in the same period of 2001.

Twelve-months accumulated market share of D&S as of August 30, 2002 is
30.5%, that is, 1.7 percentage points higher than in the same period of 2001, when D&S accounted for 28.8% of the supermarket industry.

The hypermarket formats (Lider, Lider Mercado and Lider Vecino) increased its market share in the country from 20.9% in the period July-August 2001 to a
24.3% of the market in the same period 2002. The supermarket formats (Ekono and Almac) decreased its country market share from 8.5% in the period
July-August 2001, to a 5.3% in 2002. This decrease is explained by the conversions into the Lider Vecino hypermarket format and the opening of new stores under the hypermarket format.

FIGURE 2: D&S MARKET SHARE

Supermarket Industry Total Sales
During the two-month period July-August 2002, supermarket industry sales totaled the amount of US$648.6 million (Ch$486 billion), which represents a
7.5% growth over the same period of 2001.

Total sales of the Chilean supermarket industry for the period January-August
2002 amounted to US$2,549.8 million (Ch$1,909 billion), recording an 8.0%
growth over the same period of the former year.

D&S total sales growth is above the industry figures (8.3% for the period
July-August and 13.2% for the period January-August 2002).

TABLE 16 : D&S and SUPERMARKET INDUSTRY SALES

                                                                TOTAL STORES
                        --------------------------------------------------------------------------------------------------------
                              IQ            IIQ            *IIIQ           IVQ           IH             9M             TOTAL
                        --------------- --------------- --------------- --------- --------------- ----------------- ------------
TOTAL D&S
2002                    210,737,050,747 221,025,357,075 143,859,412,844           431,762,407,822 575,621,820,667
2001                    179,853,806,878 195,718,633,469 132,852,874,092           375,572,440,347 508,425,314,438
% Change YoY                 17.2%         12.9%          8.3%                          15.0%           13.2%
No. of Stores                  55             58            58                            58             58
MARKET SHARE                29.81%         30.84%        29.62%                         30.33%         30.15%

TOTAL SUPERMARKET
INDUSTRY
2002                    706,883,055,473 716,595,399,612 485,646,693,452        1,423,478,455,085 1,909,125,148,537
2001                    644,126,167,710 671,190,993,320 451,693,773,957    0   1,315,317,161,029 1,767,010,934,986
% Change YoY                 9.7%           6.8%          7.5%                          8.2%           8.0%
No. of Stores                630            633           640                           633             640

* III Quarter 2002 includes July and August only.

                                     -12-

FIGURE 3 : MARKET SHARE HYPERMARKET FORMAT- D&S V /S INDUSTRY

FIGURE 4: SUPERMARKET INDUSTRY - MARKET SHARE BY FORMAT

FIGURE 5: D&S- SHARE OF SALES BY FORMAT

D&S and Industry Market Share by Format

Within the Company, the hypermarket format has increased its share of total
D&S sales from 71.4% in the third quarter 2001 to 82.0% in 2002. This increase results from the conversion of Ekono supermarkets into Lider Vecino hypermarkets and the new store openings, most of them (5 of 6) under the Lider format.

Period July-August 2002
During the period July-August 2002, the hypermarket format continues to show market share increases in the Chilean industry, reaching a 36.1% compared to a
30.5% recorded in the same period the former year. Meanwhile, the supermarket format shows a decrease in market share, from 69.5% in the period July-August
2001, to a 63.9% in the same period of the current year.

Period January-August 2002
As of August 30, 2002 the hypermarket format accounts for a 35.1% of the industry sales, and supermarkets represent a 64.9% of the total. The comparison with market share figures of the same period the former year (29.8%
for hypermarkets and 70.2% for supermarkets) shows sustained growth of the hypermarket format in our country.

                                     -13-

TABLE 17: GEOGRAPHIC DISTRIBUTION OF D&S STORES

                                      LIDER     LIDER        TOTAL                              TOTAL        TOTAL
REGION / MUNICIPALITY        LIDER    MERCADO   VECINO    HYPERMARKETS    ALMAC     EKONO    SUPERMARKETS    D&S
---------------------------  -----   --------- --------   ------------   -------   -------   ------------   --------
    ARICA                                                                            1            1            1
    IQUIQUE                                       1            1                     0            0            1
I Region                                          1            1                     1            1            2
                            ----       ---      ----         ----          ---     ----         ----         ----
    ANTOFAGASTA               1                                1                                               1
    CALAMA                    1                                1                     2            2            3
II Region                     2                                2                     2            2            4
                            ----       ---      ----         ----          ---     ----         ----         ----
    LA SERENA                 1                                1                                               1
IV                            1                                1                                               1
                            ----       ---      ----         ----          ---     ----         ----         ----
    CALERA                                                                           1            1            1
    QUILPUE                   1                                1                     1            1            2
    VINA DEL MAR              1                                1                     2            2            3
V                             2                                2                     4            4            6
                            ----       ---      ----         ----          ---     ----         ----         ----
    CERRILLOS                 1                                1                                               1
    EL BOSQUE                                     1            1                     0            0            1
    EST CENTRAL               1                                1                                               1
    INDEPENDENCIA                                 1            1                     0                         1
    LA FLORIDA                2                   1            3                     0            0            3
    LA REINA                  1                                1                                               1
    LAS CONDES                                    1            1            1        5            6            7
    LO BARNECHEA                        1                      1                     1            1            2
    MACUL                     1                                1                     0            0            1
    MAIPU                     1                                1                     2            2            3
    NUNOA                                         1            1            2        3            3            4
    PROVIDENCIA                                                                      3            5            5
    PUENTE ALTO               1                                1                                               1
    RECOLETA                                      1            1                     0            0            1
    SAN BERNARDO                                  1            1                     0            0            1
    SAN MIGUEL                1                                1                     1            1            2
    SAN RAMON                                     1            1                     0            0            1
    VITACURA                  1                                1            1        0            1            2
Metropolitan Region
  XIII                       10         1         8           19            4       15           19           38
                            ----       ---      ----         ----          ---     ----         ----         ----
    RANCAGUA                  1                                1                                  0            1
VI Region                     1                                1                                  0            1
                            ----       ---      ----         ----          ---     ----         ----         ----
    TALCA                                                      1                     0            0            1
VII Region                                                     1                     0            0            1
                            ----       ---      ----         ----          ---     ----         ----         ----
    CONCEPCION                2                                2                                               2
VIII Region                   2                                2                                               2
                            ----       ---      ----         ----          ---     ----         ----         ----
    TEMUCO                    1                                1                     1            1            2
IX Region                     1                                1                     1            1            2
                            ----       ---      ----         ----          ---     ----         ----         ----
    VALDIVIA                  1                                1                                               1
    OSORNO                                                     1                     0            0            1
    PUERTO MONTT              1                                1                                               1
X Region                      2                                3                     0            0            3
                            ----       ---      ----         ----          ---     ----         ----         ----
COMPANY TOTAL                21         1        11           33            4       23           27           60
                            ----       ---      ----         ----          ---     ----         ----         ----

                                     -14-

V.6. Historical Series

TABLE 18: GROSS MARGIN (% OF REVENUES)
                                                 Q1                 Q2                  Q3                 Q4
                                             ---------          ---------           ---------          ---------
CONSOLIDATED D&S
2002                                            22.6                23.3               23.9
2001                                            22.4                22.2               23.0                22.4
2000                                            21.6                22.3               21.6                21.4
1999                                            20.7                21.0               21.5                20.6
1998                                            22.1                22.6               23.2                17.6
1997                                            21.2                22.2               22.2                21.7

TABLE 19: RECURRING EXPENSES (% OF REVENUES)
                                                 Q1                 Q2                  Q3                 Q4
                                             ---------          ---------           ---------          ---------
CONSOLIDATED D&S
2002                                            13.6                15.5               15.4
2001                                            12.6                14.1               13.3                12.1
2000                                            11.9                13.1               12.6                12.3
1999                                            12.9                14.4               13.5                14.1
1998                                            13.1                13.1               13.2                12.7
1997                                            12.0                12.6               13.1                11.2

TABLE 20: EBITDA MARGIN (% OF REVENUES)
                                                 Q1                 Q2                  Q3                 Q4
                                             ---------          ---------           ---------          ---------
CONSOLIDATED D&S
2002                                             8.5                 6.8                8.2
2001                                             9.8                 7.9                9.0                10.2
2000                                             9.9                 8.9                8.9                 8.8
1999                                             7.6                 6.7                8.0                 6.5
1998                                             8.4                 8.4                7.7                 2.8
1997                                             8.5                 8.8                8.8                 9.3

TABLE 21: OPERATING MARGIN (% OF REVENUES)
                                                 Q1                 Q2                  Q3                 Q4
                                             ---------          ---------           ---------          ---------
CONSOLIDATED D&S
2002                                             5.1                 3.5                4.9
2001                                             6.2                 4.5                5.6                 7.3
2000                                             6.1                 5.3                5.5                 5.8
1999                                             3.8                 2.9                3.8                 2.9
1998                                             5.7                 5.9                5.0                -0.1
1997                                             6.0                 6.1                5.9                 6.7

                                     -15-

V.7. Quarterly Results

TABLE No. 22: Third Quarter Results
                                                          Q1                                    Q2
                                       -------------------------------------  -------------------------------------
                                                                                  Ch$
                                        Ch$ millions      %         Ch. YOY     millions        %         Ch. YOY
                                       --------------  --------    ---------  ----------     ---------   ----------
Sales...............................     212,664         88.4%        17.6%     221,732        88.6%        12.7%
Other Income........................      28,031         11.6%        40.8%      28,603        11.4%        29.5%
Net revenues........................     240,695        100.0%        19.9%     250,335       100.0%        14.4%
Cost of sales.......................     186,203         77.4%        19.6%     191,951        76.7%        12.8%
Gross Income / Margin...............      54,492         22.6%        21.0%      58,384        23.3%        20.1%
Recurring Operating Expenses........      32,643         13.6%        29.1%      38,883        15.5%        26.5%
Start-up Expenses...................       1,337          0.6%       100.0%       2,431         1.0%       100.0%
Total Operating Expenses (SG&A).....      33,979         14.1%        34.4%      41,313        16.5%        32.0%
EBITDA..............................      20,513          8.5%         3.8%      17,071         6.8%        -1.5%
Depreciation........................       8,201          3.4%         9.0%       8,222         3.3%         8.1%
Total Operating Expenses............      42,180         17.5%        28.6%      49,536        19.8%        27.3%
Operating Income....................      12,312          5.1%         0.6%       8,849         3.5%        -9.0%
Financial Expenses..................      (3,712)        -1.5%        20.6%      (2,819)       -1.1%        -9.2%
Other Non-operating Income
  (Expenses)........................        (110)         0.0%      -108.0%       1,920         0.8%       -30.2%
Monetary Correction.................         171          3.6%       -87.2%       2,187         2.4%        15.1%
Non-Operating Income................      (3,822)        -1.6%       134.2%        (900)       -0.4%       156.0%
Income before Tax...................       8,489          3.5%       -20.0%       7,949         3.2%       -15.2%
Income Tax..........................      (1,305)        -0.5%       -18.7%      (1,260)       -0.5%       -16.8%
Minority Interest...................         (29)         0.0%       -27.8%         (18)        0.0%       -44.4%
Income..............................       7,155          3.0%       -20.2%       6,671         2.7%       -14.8%
Amortization of Goodwill............          86          0.0%         2.2%          86         0.0%        -2.0%
Net Income..........................       7,241          3.0%       -20.0%       6,757         2.7%       -14.6%

(Exchange rate US$ =Ch$ 748.73)

                                                          Q3                                    Q4
                                       -------------------------------------  -------------------------------------
                                                                                  Ch$
                                        Ch$ millions      %         Ch. YOY     millions        %         Ch. YOY
                                       --------------  --------    ---------  ----------     ---------   ----------
Sales...............................     219,665         89.0%         5.6%
Other Income........................      27,205         11.0%         0.7%
Net revenues........................     246,869        100.0%         6.3%
Cost of sales.......................     187,969         76.1%         5.0%
Gross Income / Margin...............      58,900         23.9%        10.3%
Recurring Operating Expenses........      38,044         15.4%        23.2%
Start-up Expenses...................         561          0.2%       100.0%
Total Operating Expenses (SG&A).....      38,605         15.6%        18.5%
EBITDA..............................      20,295          8.2%        -2.5%
Depreciation........................       8,271          3.4%         7.8%
Total Operating Expenses............      46,876         19.0%        16.5%
Operating Income....................      12,024          4.9%        -8.5%
Financial Expenses..................      (3,350)        -1.4%         8.0%
Other Non-operating Income
  (Expenses)........................       3,142          1.3%      -127.2%
Monetary Correction.................       3,274          3.5%       -27.9%
Non-Operating Income................        (208)        -0.1%      -119.2%
Income before Tax...................      11,816          4.8%       -16.9%
Income Tax..........................      (1,971)        -0.8%       -22.6%
Minority Interest...................         (24)         0.0%       -40.3%
Income..............................       9,821          4.0%       -15.6%
Amortization of Goodwill............          86          0.0%        -2.2%
Net Income..........................       9,907          4.0%       -15.5%

(Exchange rate US$ =Ch$ 748.73)

                                                          H1                                    9M
                                       -------------------------------------  -------------------------------------
                                                                                  Ch$
                                        Ch$ millions      %         Ch. YOY     millions        %         Ch. YOY
                                       --------------  --------    ---------  ----------     ---------   ----------
Sales...............................     434,396         88.5%        15.1%     654,060        88.6%        11.6%
Other Income........................      56,634         11.5%        34.8%      83,839        11.4%        35.9%
Net revenues........................     491,030        100.0%        17.0%     737,900       100.0%        13.1%
Cost of sales.......................     378,154         77.0%        16.1%     546,369        74.0%        10.7%
Gross Income / Margin...............     112,876         23.0%        20.5%     171,777        23.3%        16.7%
Recurring Operating Expenses........      71,525         14.6%        27.7%     109,570        14.8%        26.0%
Start-up Expenses...................       3,767          0.8%       100.0%       4,329         0.6%       100.0%
Total Operating Expenses (SG&A).....      75,293         15.3%        33.1%     113,898        15.4%        27.7%
EBITDA..............................      37,584          7.7%         1.3%      57,879         7.8%        -0.1%
Depreciation........................      16,423          3.3%         8.5%      24,694         3.3%         8.2%
Total Operating Expenses............      91,716         18.7%        27.9%     138,592        18.8%        23.7%
Operating Income....................      21,160          4.3%        -3.7%      33,185         4.5%        -5.5%
Financial Expenses..................      (6,531)        -1.3%         5.7%      (9,882)       -1.3%         6.4%
Other Non-operating Income
  (Expenses)........................       1,809          0.4%       -56.2%       4,951         0.7%        -3.2%
Monetary Correction.................       2,358          0.5%       -27.2%       5,632         0.8%       -33.7%
Non-Operating Income................      (4,722)        -1.0%       138.1%      (4,931)       -0.7%       448.6%
Income before Tax...................      16,438          3.3%       -17.7%      28,254         3.8%       -17.5%
Income Tax..........................      (2,565)        -0.5%       -17.8%      (4,536)       -0.6%       -20.0%
Minority Interest...................         (47)         0.0%       -35.2%         (71)        0.0%       -37.1%
Income..............................      13,826          2.8%       -17.7%      23,647         3.2%       -16.9%
Amortization of Goodwill............         172          0.0%         0.0%         258         0.0%        -0.8%
Net Income..........................      13,998          2.9%       -17.5%      23,905         3.2%       -16.7%

(Exchange rate US$ =Ch$ 748.73)

                                                        TOTAL
                                       -------------------------------------
                                        Ch$ millions      %         Ch. YOY
                                       --------------  --------    ---------
Sales...............................
Other Income........................
Net revenues........................
Cost of sales.......................
Gross Income / Margin...............
Recurring Operating Expenses........
Start-up Expenses...................
Total Operating Expenses (SG&A).....
EBITDA..............................
Depreciation........................
Total Operating Expenses............
Operating Income....................
Financial Expenses..................
Other Non-operating Income
  (Expenses)........................
Monetary Correction.................
Non-Operating Income................
Income before Tax...................
Income Tax..........................
Minority Interest...................
Income..............................
Amortization of Goodwill............
Net Income..........................

(Exchange rate US$ =Ch$ 748.73)

                                     -16-

V.8. Macroeconomics

FIGURE 6: ECONOMIC ACTIVITY MONTHLY INDEX (IMACEC)

FIGURE 7: RETAIL SECTOR SALES INDEX (SAME STORE SALES)

FIGURE 8: SUPERMARKET INDUSTRY - SAME STORE SALES INDEX

                                     -17-

V.9. Third Quarter 2002:
     Economic Environment and Future Prospects

After the pronounced slowdown of economic growth experienced during the period
1998-2001, Chile has faced difficulties in resuming the former high growth rates. A series of factors explain this slowdown as well as the difficulties for an economic rebound.

Among the causes for the economic slowdown we can highlight the following:

     1)   the slowdown in world economy and the regional crises due to their negative impact on the prices of our exports, on capital flows into our country, on the profits of companies (especially those which have made investment in or aimed their exports to Argentina and
          Brazil), and on the volatility of the currency exchange and equity markets.

     2)   The deterioration in the framework of domestic policies resulting from the labor reform, the heightened uncertainty regarding tax policies, and the slow speed in solving regulatory constraints affecting investment in some key economic sectors (fishing, power supply, communications); and

     3)   The maturation process which developed after the initial impact of structural reforms introduced in the period 1975-1996.

With regards to economic growth during the current year, after this reached an annualized rate of only 0.5% in the first quarter, this rose to a 3.0% in the second quarter. Regarding the most recent months, after the low growth rates shown in the months of June and July, economic growth experienced a rebound in
August and September. In terms of domestic expenditure (private and public consumption plus investment), after the negative growth rates shown throughout the four quarters of the former year, the current year presented an upturn in domestic expenditure, which rose to a 3.8% annualized growth rate - seasonally adjusted - in the first quarter and to 3.9% rate in the second quarter.
Notwithstanding the onset of a recovery in domestic consumption, negative growth rates still linger in four consecutive quarters: -2.7% in the first quarter and -0.4% in the second.

Given the recent developments, growth rates for the economy in the current year are likely to be in the order of 2.0%, and inflation rates should be closer to 3.0%.

As a result of this poor macroeconomic picture, retail sales and supermarket sales continue to present reduced dynamism.

If we look towards the coming year, with the progressive slowdown of the world economy - especially in the United States, Europe and Japan, in addition to the fact that Brazil is undergoing a difficult situation which will only start to clear out by the first half of 2003, economic prospects appear to present no improvement. At the current moment, more than ever before, the country needs a national consensus for the achievement of growth. This consensus should be aimed at reducing uncertainties and internal constraints which increase the costs of investment and labor occupation, which in turn leads to a deterioration in expectations of entrepreneurs and consumers. Looking to the future, the eventual recovery of the world economy, a better access to international markets and progress made in terms of reforms intended to boost economic growth will be the main factor that will enable us to resume high growth rates. Nevertheless, economic growth for the year 2003 will remain at low levels, with an average estimate of 3.4% albeit presenting important risks, most of which would downgrade this estimate.

                                                Vittorio Corbo
                                                   Economist
                                    Pontificia Universidad Catolica de Chile

                                     -18-

VI. FECU

VI.1. Balance Sheets - Assets

Rut: 96439000-2

Period: 01-01-2002 to 09-30-2002                                                1.01.04.00 R.U.T.
Expressed in: Thousand Chilean pesos                                                  96439000-2
Type of Balance Statement: Consolidated
2.00     FINANCIAL STATEMENTS
2.01     BALANCE SHEETS                                                           month day year        month day year
1.00.01.30  Type of currency: Chilean pesos                                     from 01/01/2002       from 01/01/2002
1.00.01.40  Type of Balance Statement: Consolidated                             to   09/30/2002       to 09/30/2002
--------------------------------------------------------------------------------    ----------------  --------------
   ASSETS                                                                               CURRENT           PRIOR
------------                                                                        ----------------  --------------
5.11.00.00  TOTAL CURRENT ASSETS................................................      225,557,438      131,427,010
                                                                                    ----------------   -------------
         5.11.10.10  Cash and cash equivalents..................................        8,911,561       15,426,609
         5.11.10.20  Time deposits..............................................
         5.11.10.30  Marketable securities (net)................................          158,921          221,541
         5.11.10.40  Sales debtors (net)........................................       42,853,849       33,020,970
         5.11.10.50  Notes receivable (net).....................................        1,134,654          871,337
         5.11.10.60  Sundry debtors (net).......................................       74,257,445        9,110,718
         5.11.10.70  Documents and accounts receivable from related companies...        1,283,604          169,521
         5.11.10.80  Inventories (net)..........................................       87,376,918       67,160,866
         5.11.10.90  Refundable taxes...........................................        3,747,307        1,669,744
         5.11.20.10  Prepaid expenses...........................................        3,730,198        2,822,220
         5.11.20.20  Deferred taxes.............................................        1,626,336          374,898
         5.11.20.30  Other current assets.......................................          476,645          578,586
         5.11.20.40  Leasing contracts (net)....................................
         5.11.20.50  Assets for leasing (net)...................................
5.12.00.00  TOTAL FIXED ASSETS..................................................      473,726,195      442,274,912
                                                                                      -----------      -----------
         5.12.10.00  Land.......................................................      127,356,684      124,928,017
         5.12.20.00  Buildings and infrastructure...............................      323,020,023      292,223,753
         5.12.30.00  Machinery and equipment....................................      122,614,465      105,201,855
         5.12.40.00  Other fixed assets.........................................       60,945,539       49,896,645
         5.12.50.00  Reserve for techinical revaluation of fixed assets.........        3,959,303        3,959,610
         5.12.60.00  Depreciation (minus).......................................      164,169,819)    (133,934,968)
5.13.00.00  TOTAL OTHER ASSETS..................................................       17,502,369       81,327,794
                                                                                      -----------      -----------
         5.13.10.10  Investment in related companies............................        1,510,293          595,013
         5.13.10.20  Investment in other companies..............................           68,417           69,244
         5.13.10.30  Goodwill...................................................       10,762,314       11,537,877
         5.13.10.40  Negative goodwill (minus)..................................       (1,154,652)      (1,571,684)
         5.13.10.50  Long-term debtors..........................................        2,266,319       64,321,607
         5.13.10.60  Notes and accounts receivable from related
                     companies - long term......................................
         5.13.10.65  Long-term deferred taxes...................................
         5.13.10.70  Intangibles................................................
         5.13.10.80  Amortization (minus).......................................
         5.13.10.90  Others.....................................................        4,049,678        6,375,737
         5.13.20.10  Long-term leasing contracts (net)..........................
5.10.00.00  TOTAL ASSETS........................................................      716,786,002      655,029,716
                                                                                      -----------      -----------

                                     -19-

VI. FECU

VI.2. Balance Sheets - Liabilities

Rut: 96439000-2

Period: 01-01-2002 to 09-30-2002                                                   1.01.04.00 R.U.T.
Expressed in: Thousand Chilean pesos                                                     96439000-2
Type of Balance Statement: Consolidated                                              month day year     month day year
Type of currency: Chilean pesos                                                     from 01/01/2002   from 01/01/2002
Type of Balance Statement: Consolidated                                             to   09/30/2002   to   09/30/2002
                                                                                     -------------   ---------------
                                                                                          CURRENT          PRIOR
                                                                                     -------------   ---------------
         TOTAL CURRENT LIABILITIES..............................................      277,600,581      201,260,973
                                                                                      -----------      -----------
      5.21.10.10  Debt with banks and financial institutions - short term....       84,745,706       28,258,352
         5.21.10.20  Debt with banks and financial institutions - long term portion    35,217,168       18,625,794
         5.21.10.30  Obligations with public (notes)............................
         5.21.10.40  Obligations with public - short term portion ( bonds ).....        2,886,206        2,892,455
         5.21.10.50  Long term debt with maturity within a year.................        4,786,095        4,312,113
         5.21.10.60  Dividends to be paid.......................................
         5.21.10.70  Accounts payable...........................................      126,290,395      124,518,181
         5.21.10.80  Documents payable..........................................
         5.21.10.90  Sundry creditors...........................................        6,368,468        4,824,781
         5.21.20.10  Documents and accounts payable to suppliers................        8,805,119        5,722,800
         5.21.20.20  Accruals...................................................        6,216,688        8,782,851
         5.21.2030   Witholdings.................................................       2,095,906        1,658,453
         5.21.20.40  Income tax.................................................           73,498        1,468,299
         5.21.20.50  Income received in advance.................................           49,243           17,178
         5.20.20.60  Deferred taxes -...........................................
         5.21.20.70  Other current assets.......................................           66,089          179,716
         TOTAL LONG TERM LIABILITIES............................................      135,603,437      171,396,543
                                                                                      -----------      -----------
         5.22.10.00  Debt with banks and financial institutions.................       40,055,087       74,843,517
         5.22.20.00  Obligations with public - long term ( bonds )..............       79,625,026       79,803,862
         5.22.30.00  Documents payable - long term..............................          238,137        1,625,196
         5.22.40.00  Sundry creditors - long term...............................        9,244,050       11,653,497
         5.22.50.00  Notes & accounts payable to related companies..............
         5.22.60.00  Accruals...................................................        3,403,265        2,342,239
         5.22.65.00  Deferred taxes - long term.................................        2,741,150          765,092
         5.22.70.00  Other long term liabilities................................          296,722          363,140
         MINORITY INTEREST......................................................          513,397          394,739
                                                                                      -----------      -----------
         SHAREHOLDERS' EQUITY...................................................      303,068,587      281,977,461
                                                                                      -----------      -----------
         5.24.10.00  Capital paid...............................................      208,528,749      206,710,479
         5.24.20.00  Capital revaluation reserve................................        2,710,874        4,545,509
         5.24.30.00  Additional paid-in capital.................................
         5.24.40.00  Other reserves.............................................        1,279,325        1,279,423
         5.24.50.00  Retained earnings (addition of codes 5.24.51.00 to
                     5.24.56.00)................................................       90,549,639       69,442,050
         5.24.51.00  Reserve for future dividends...............................
         5.24.52.00  Accrued income.............................................       66,645,014       40,735,704
         5.24.53.00  Accrued loss (minus).......................................
         5.24.54.00  Income (loss) for the period...............................       23,904,625       28,706,346
         5.24.55.00  Provisory dividends (minus)................................
         5.24.56.00  Accrued deficit development period.........................
         TOTAL LIABILITIES......................................................      716,786,002      655,029,716
                                                                                      -----------      -----------

                                     -20-

VI. FECU

VI.3. Income Statement

Rut: 96439000-2

Period: 01-01-2002 to 09-30-2002                                                     1.01.04.00 R.U.T.
Expressed in: Thousand Chilean pesos                                                 96439000-2
Type of Balance Statement: Consolidated                                              month day year     month day year
1.00.01.30  Type of currency: Chilean pesos                                         from 01/01/2002    from 01/01/2002
1.00.01.40  Type of Balance Statement: Consolidated                                  to 09/30/2002      to 09/30/2002
                                                                                      ------------     ------------
            INCOME STATEMENT                                                              CURRENT          PRIOR
            ----------------                                                          ------------     ------------
         5.31.11.00  OPERATING INCOME...........................................       33,184,728       35,127,410
                                                                                      ------------     ------------
         5.31.11.10  GROSS MARGIN...............................................      171,776,673      147,178,357
         5.31.11.11  Net revenues...............................................      737,899,504      652,332,210
         5.31.11.12  Cost of sales (minus)......................................     (566,122,831)    (505,153,853)
         5.31.11.20  Selling and administrative expenses (minus)................     (138,591,945)    (112,050,947)
         5.31.12.00  NON-OPERATING INCOME.......................................       (4,930,651)        (898,813)
                                                                                      ------------     ------------
         5.31.12.10  Financial/interest income..................................          342,061          838,196
         5.31.12.20  Income from investment in related companies................          252,847          142,109
         5.31.12.30  Other non-operating income.................................           98,756           63,398
         5.31.12.40  Loss from investment in related companies (minus)..........          (16,247)              --
         5.31.12.50  Amortization of goodwill (minus)...........................         (580,419)        (573,389)
         5.31.12.60  Financial expenses (minus).................................       (9,881,519)      (9,289,108)
         5.31.12.70  Other non-operating expenses (minus).......................         (778,049)        (577,088)
         5.31.12.80  Monetary correction........................................         (191,962)        (444,270)
         5.31.12.90  Currency exchange differences..............................        5,823,881        8,941,339
         5.31.10.00  INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEMS.........       28,254,077       34,228,597
                                                                                      ------------     ------------
         5.31.20.00  INCOME TAX.................................................       (4,536,238)      (5,669,194)
         5.31.30.00  EXTRAORDINARY ITEMS........................................                                --
         5.31.40.00  NET INCOME (LOSS) BEFORE MINORITY INTEREST.................       23,717,839       28,559,403
                                                                                      ------------     ------------
         5.31.50.00  MINORITY INTEREST..........................................          (71,153)        (113,101)
         5.31.00.00  NET INCOME (LOSS)..........................................       23,646,686       28,446,302
                                                                                      ------------     ------------
         5.32.00.00  Amortization of negative goodwill..........................          257,939          260,044
         5.30.00.00  NET INCOME (LOSS) FOR THE PERIOD...........................       23,904,625       28,706,346
                                                                                      ------------     ------------

                                     -21-

VI. FECU

VI.4. Cash Flows Statement

                                                                                       1.01.04.00      R.U.T.
                                                                                                       96.439.000-2
Type of Balance Statement: Consolidated
1.00  Type of currency: Chilean pesos
1.00  Type of Balance Statement: Consolidated                                       month day year    month day year
5.0    Method of Cash Flow           I                                              from 01/01/2002   from 01/01/2002
         Statement                                                                   to 09/30/2002    to 09/30/2002
                                                                                    ---------------   ---------------
    CASH FLOW STATEMENTS - INDIRECT                                                       CURRENT          PRIOR
    -------------------------------                                                 ---------------   ---------------
5.50.00.00  NET CASH FLOWS FROM OPERATING ACTIVITIES............................       -6,834,242       24,793,585
                                                                                       ----------       ----------
         5.50.10.00  Income (loss) for the period...............................       23,904,625       28,706,346
         5.50.20.00  Income on sale of fixed assets.............................           65,430           21,564
                 5.50.20.10  (Gain) Loss on sale of fixed assets................           65,430           21,564
                 5.50.20.20  Gain on sale of investments (minus)................
                 5.50.20.30  Loss on sale of investments........................
                 5.50.20.40  (Gain) Loss on sale of other assets................
         5.50.30.00  Charges (credit) to income statement which do not represent
                     cash flows.................................................       19,512,096       14,863,426
                 5.50.30.05  Depreciation for the period........................       24,693,910       22,827,755
                 5.50.30.10  Amortization of intangibles........................
                 5.50.30.15  Writeoffs and provisions...........................
                 5.50.30.20  Gain from investment in related companies (minus)..         -252,847         -142,109
                 5.50.30.25  Loss from investment in related companies..........           16,247
                 5.50.30.30  Amortization of goodwill...........................          580,419          573,389
                 5.50.30.35  Amortization of negative goodwill (minus)..........         -257,939         -260,044
                 5.50.30.40  Net monetary correction............................          191,963          444,270
                 5.50.30.45  Net currency exchange difference...................       -5,823,881       -8,941,339
                 5.50.30.50  Other credits to income statement which do not represent cash flows...............................
                 5.50.30.55  Other charges to income statement which do not
                             represent cash flows...............................          364,224          361,504
         5.50.40.00  Changes in assets affecting cash flows (increase) decrease.      -23,012,836      -19,270,486
                 5.50.40.10  Sales debtors......................................       -3,408,484       -1,654,078
                 5.50.40.20  Inventories........................................      -17,644,363      -15,358,334
                 5.50.40.30  Other assets.......................................       -1,959,989        2,258,074
         5.50.50.00  Changes in liabilities affecting cash flows (increase)
                     decrease...................................................      -27,374,710          359,634
                 5.50.50.10  Accounts payable related to the operation..........      -25,048,940       -3,131,445
                 5.50.50.20  Interest payable...................................        1,008,081          924,806
                 5.50.50.30  Income tax payable (net)...........................       -1,010,343        3,380,463
         5.50.50.40  Other accounts payable related to results other than
                     operation..................................................          620,373        2,360,423
                 5.50.50.50  VAT and other similar taxes payable (net)..........       -2,943,881       -3,174,613
         5.50.60.00  Gain (loss) in minority interest...........................           71,153          113,101
5.41.12.00  NET CASH FLOWS FROM FINANCING ACTIVITIES............................       41,606,119       15,682,893
                                                                                       ----------       ----------
         5.41.12.05  Proceeds from issuance of common stock.....................
         5.41.12.10  Proceeds from loans........................................       87,102,733       37,752,237
         5.41.12.15  Bonds......................................................
         5.41.12.20  Proceeds from loans from related companies.................
         5.41.12.25  Proceeds from other loans from related companies...........        4,039,036        4,498,968
         5.41.12.30  Other sources of financing.................................
         5.41.12.35  Payment of dividends (minus)...............................      -13,972,500       -8,597,555
         5.41.12.40  Withdrawals of capital (minus).............................
         5.41.12.45  Repayment of loans (minus).................................      -35,460,849      -17,868,420
         5.41.12.50  Repayment of bonds (minus).................................                          -102,337
         5.41.12.55  Repayment of loans from related companies (minus)..........
         5.41.12.60  Repayment of other loans from related companies (minus)....
         5.41.12.65  Expenses from the issuance of common stock (minus).........
         5.41.12.70  Expenses from the issuance of bonds (minus)................
         5.41.12.75  Other expenses related to financing activities (minus).....
5.41.13.00  NET CASH FLOWS FROM INVESTING ACTIVITIES............................      -54,523,973      -61,535,750
                                                                                       ----------       ----------
         5.41.13.05  Proceeds from sale of property, plant and equipment........           65,418        1,029,955
         5.41.13.10  Proceeds from sale of long-term investments................
         5.41.13.15  Proceeds from sale of other investments....................
         5.41.13.20  Decrease in loans to related companies.....................
         5.41.13.25  Decrease in other loans to related companies...............
         5.41.13.30  Other proceeds from investment.............................          281,689
         5.41.13.35  Purchases of property, plant and equipment.................      -53,884,670      -58,989,595
         5.41.13.40  Payment of capitalized interest (minus)....................         -736,415       -1,052,047
         5.41.13.45  Long-term investments (minus)..............................                          -588,422
         5.41.13.50  Investment in financial instruments (minus)................
         5.41.13.55  Loans to related companies (minus).........................
         5.41.13.60  Other loans to related companies (minus)...................         -249,995         -108,056
         5.41.13.65  Other expenses from investing activities (minus)...........                        -1,829,334
    5.41.10.00  NET CASH FLOWS FOR THE PERIOD...................................      -19,752,096      -21,059,272
                                                                                       ----------       ----------
    5.41.20.00  EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS................           -3,258       -1,389,355
5.41.00.00  NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS................      -19,755,354      -22,448,627
5.42.00.00  CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR......................       28,726,931       37,997,876
5.40.00.00  CASH AND CASH EQUIVALENTS AT END OF YEAR............................        8,971,577       15,549,249
                                                                                       ----------       ----------

                                     -22-

Ticker Symbols
NYSE: DYS
Bolsa de Comercio de Santiago : D&S

Address
Distribucion y Servicio D&S S.A.
Avda. Presidente Eduardo Frei Montalva 8301,
Quilicura Santiago de Chile
Phone
(56-2) 200 5301
Fax
(56-2) 624 2979

E-mail  info@dys.cl
Website  www.dys.cl

The information presented in this report has been prepared by the company based on the FECU (Uniform Code Statistics Form) submitted to the SVS
(Superintendency of Securities and Insurance) on this date.

--------------------------------------------------------------------------

Safe Harbor Statement under the Private Securities Litigation Reform Act of
1995: The foregoing statements involve known and unknown risks and uncertainties that may cause the Company's actual results or outcomes to be materially different from those anticipated and discussed herein. Except for historical information contained herein, the matters discussed in this press release contain forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the Company's operations, markets, products and prices, and other factors detailed in the Company's filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward contained herein.

                                     -23-

Ticker Symbols
NYSE: DYS
Bolsa de Comercio de Santiago : D&S

Address
Distribucion y Servicio D&S S.A.
Avda. Presidente Eduardo Frei Montalva 8301,
Quilicura Santiago de Chile
Phone
(56-2) 200 5301
Fax
(56-2) 624 2979

E-mail  info@dys.cl
Website  www.dys.cl

DISTRIBUCION Y SERVICIO D&S S.A.

                                     SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

                                     DISTRIBUCION Y SERVICIO D&S S.A.

                                     By:/s/ Miguel Nunez
                                        ------------------------
                                        Chief Financial Officer

Dated:  November 18, 2002